EXCELLON RESOURCES INC.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders (the "**Meeting**") of Excellon Resources Inc. (the "**Corporation**") held by live webcast on Friday, August 12, 2022.

Item 1: Election of Directors

Based on a vote by ballot, six of the seven nominees listed in the Corporation's management information circular dated June 24, 2022 (the "**Circular**") were elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed. Each director received the following votes in respect of his or her election:

Director	FOR	% FOR	Withheld	% Withheld
Laurence (Laurie) Curtis	5,312,651	95.388	256,873	4.612
Roger Norwich	5,336,748	95.821	232,776	4.179
Craig Lindsay	5,339,707	95.874	229,817	4.126
Jeff Swinoga	5,284,960	94.891	284,564	5.109
Zoya Shashkova	5,330,202	95.703	239,322	4.297
Brendan Cahill	5,261,957	94.478	307,567	5.522

Ms. Anna-Ladd Kruger, who was the seventh nominee identified in the Circular, resigned as director of the Corporation effective July 31, 2022 and, accordingly, was removed from the slate of nominees put forth for election at the Meeting.

Item 2: Appointment of Auditor

Based on a vote by ballot, Ernst & Young, LLP was appointed auditor of the Corporation and the directors were authorized to fix the auditor's remuneration. The motion received the following votes:

	"For"	% "For"	"Withheld"	% "Withheld"
Auditors (Ernst & Young, LLP) and Auditors' Remuneration	5,542,775	99.520	26,749	0.480

Item 3: Share Incentive Plan

Based on a vote by ballot, the shareholders of the Corporation passed, without variation, an ordinary resolution (the "**SIP Resolution**") to approve the new share incentive plan of the Corporation as more particularly described in the Circular. The SIP Resolution received the following votes of the shares duly represented at the Meeting, and entitled to vote thereat:

"For"	% "For"	"Against"	% "Against"
5,142,511	92.333	427,013	7.667

August 12, 2022
EXCELLON RESOURCES INC.

"Nicholas J. Hayduk"

Name: **Nicholas J. Hayduk**
Title: **Chief Legal Officer,**
Vice President, Corporate Affairs
and Corporate Secretary